

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 4, 2007

<u>via U.S. mail</u>

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re:** **China-Biotics, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed March 16, 2007**
> **File No. 333-132670**

Dear Mr. Song Jinan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We have given further consideration to your responses to our inquiries regarding your accounting for the transaction between SGI and Shining as a purchase of

entities under common control in which historical carry-over basis was used to account for the transaction. We note from your response to prior comment number 14 that you are able to demonstrate that common control between these entities was established as early as October 2005. However, you have not been able to establish that these two entities were under common control on August 11, 2005, the date in which SGI entered into an agreement to acquire 100% equity in Shining. We believe that the transaction should be accounted for using the purchase method of accounting following the guidance in FAS 141 beginning on the date in which the key terms of the agreement were established. We believe this view is supported by analogy to paragraph 4 of EITF 99-12, which states that "the date of the measurement of the value of the acquirer's marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 [paragraph 48 of FAS 141] is intended to be very short, such as a few days before and after the acquisition is agreed to and announced." As such, we are unable to agree with your conclusion that the transaction should be recognized once Shining obtained a business license from the Chinese government in December 2005. In this regard, we continue to believe that this transaction was between two unrelated parties on August 11, 2005 as you have indicated in your response. This is further supported by your disclosure on page F-18 that this agreement, dated August 11, 2005, included cash consideration of $2.27 million and was between "the Original Shining Equity Holders and the third party." Please revise the accounting for this transaction to the purchase method in accordance with the facts and circumstances surrounding the terms of the agreement or provide additional support for your accounting treatment.

2.   We note your response and supplemental information provided in response to prior comment 8 of our letter dated December 1, 2006. We reissue the comment. Your response fails to show that your costs are lower than those of your competitors. Please provide us with supplemental objective support for the assertions relating to your comparative lower cost or remove the statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 13

General, page 13

3.   We refer you to disclosure on page 14 in which you state that based on "informal discussions with officials from the Ministry of Health, [you] expect that it will become mandatory for baby milk powders produced in China to have probiotics." Please advise us of whether the Chinese government, and specifically, the Ministry of Health, has formally adopted a policy with respect to the use of mandatory probiotics for use in the production of infant formula. If no such

policy has officially been adopted, please remove this statement wherever it appears. Alternatively, you may provide us with objective evidence supportive of your beliefs regarding the official position of the Chinese government with respect to baby milk formula.

4.   We note disclosure about the possible "first-mover advantage" the company hopes to obtain in its entry into the bulk additive market. If any potential competitors have announced or otherwise evidenced their intention to enter the bulk-additive market in China, revise to provide more complete disclosure in that regard.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Eric Simonson, Esq. (by facsimile)
J. Davis
J. Goeken
M. Duru
T. Levenberg